UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-16755

ARCHSTONE-SMITH TRUST

(Exact name of registrant as specified in its charter)

9200 E. Panorama Circle, Suite 400
Englewood, Colorado 80112
(303) 708-5959
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series D Cumulative Redeemable Preferred Shares of Beneficial Interest
(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest; Series K Convertible Redeemable Preferred
Shares of Beneficial Interest; Series I Cumulative Redeemable Preferred Shares
of Beneficial Interest; Series L Cumulative Convertible Redeemable Preferred
Shares of Beneficial Interest.
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date:          0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Archstone-Smith Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 6, 2004	ARCHSTONE- SMITH TRUST
	By:	/s/ H. Andrew Cantor
H. Andrew Cantor
Vice President